April 13, 2020

Christiana Stamoulis
Chief Financial Officer
Incyte Corp
1801 Augustine Cut-Off
Wilmington, DE 19803

       Re: Incyte Corp
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 13, 2020
           File No. 001-12400

Dear Ms. Stamoulis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services